Royal Dutch Shell plc

US Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-4628	Carel van Bylandtlaan 30 2596 HR The Hague The Netherlands Tel +31 70 377 2625 Email Michiel.Brandjes@shell.com Internet http://www.shell.com
United States of America

August 1, 2013

RE: Notice of Disclosure filed in Royal Dutch Shell plc’s Form 6-K under Section 219 of Iran Threat Reduction and Syria Humans Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934.

Dear Sirs:

This filing is to provide notice to U.S. Securities and Exchange Commission (the “SEC”) that Royal Dutch Shell plc’s Form 6-K filed with the SEC on August 1, 2013, contains information required to be disclosed by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the US Securities Exchange Act of 1934.

Sincerely,

/s/ Michiel Brandjes

Michiel Brandjes

Company Secretary and General Counsel Corporate

Royal Dutch Shell plc

Registered in England and Wales number 4366849

Registered office: Shell Centre London SE1 7NA

Registered with the Dutch Trade Register under number 34179503